

Mail Stop 3233

May 2, 2018

Via E-mail
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re: CorePoint Lodging Inc.**
> **Amendment No. 3 to Form 10**
> **Filed April 25, 2018**
> **File No. 001-38168**

Dear Mr. Chloupek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Summary, page 1

1. We note you have provided Adjusted EBITDA on a pro forma basis. Please revise your filing to provide a reconciliation of Adjusted EBITDA to pro forma net income.

Unaudited Pro Forma Consolidated Financial Statements, pages 98 to 107

2. We note your revision to your adjustment amounts for franchise and other fee-based revenues in the discontinued operations and intercompany fees columns. Please tell us how you determined it was appropriate to gross up the revenue included in discontinued operations for intercompany revenue, as such revenue does not appear to have been reflected in the LQH historical balance. In this regard, it would appear that the column

for intercompany fees should not reflect an adjustment in the row for franchise and other fee-based revenues. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Edgar Lewandowski, Esq.